Mail Stop 4720   February 19, 2010

Via Facsimile and U.S. Mail

Barry A. Posner
Executive Vice President, Secretary and General Counsel
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY 10523

> **Re: BioScrip, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 8, 2010**
> **File No. 000-28740**

Dear Mr. Posner:

       This is to advise you that we have limited our review of the above proxy statement to the issues identified below. We will make no further review of this filing.

       Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General

1. Please revise your disclosure to include an analysis of the exemption from registration you are relying on in connection with the issuance of common stock and warrants as part of your merger agreement.

Risk Factors, page 24

2. Please include a risk factor addressing the conflict of interest on the part of Jefferies & Company, which has delivered a fairness opinion to you but will not receive certain fees or have its portion of Critical Homecare Solutions, Inc.'s debt repaid unless the merger is consummated.

*   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: E. William Bates II, Esq.
        King & Spalding LLP
        1185 Avenue of the Americas
        New York, NY 10036-4003